Laird

Value through Innovation

RECEIVED

2008 AUG 28 P 1:22

Our Ref: AMD/jtf

22 August 2008

082-35719

PRIVATE & CONFIDENTIAL

US Securities and Exchange Commission
Division of Corporation Finance
Office of Internation Corporate Financ[redacted]
100 F Street, N.E.
Washington, D.C. 20549
USA

08004601

SUPPL

Dear Sirs

Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

The Company was added to the list of foreign private issuers which can claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934 in September 2007.

The reason for writing, is to notify that the Company has changed its name from The Laird Group Public Limited Company to Laird PLC. I attach, for your information, a certified true copy of the Change of Name Certificate.

Yours faithfully

A. Marion Downie
Assistant Secretary

PROCESSED
SEP 02 2008
THOMSON REUTERS

Enc

Laird PLC 100 Pall Mall London SW1Y 5NQ
Telephone: 020 7468 4040 Fax: 020 7839 2921
www.laird-plc.com

Registered in England No. 55513

RECEIVED

2008 AUG 28 P 1:22

CERTIFICATE OF INCORPORATION ON CHANGE OF NAME

Company No. 55513

The Registrar of Companies for England and Wales hereby certifies that

LAIRD GROUP PUBLIC LIMITED COMPANY(THE)

having by special resolution changed its name, is now incorporated under the name of

LAIRD PLC

Given at Companies House on **9th May 2008**

CERTIFIED TRUE COPY

A. Marie Downie

A.M. DOWNIE
ASSISTANT SECRETARY
LAIRD PLC
DATE 22 August 2008

Companies House
for the record

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

END